Exhibit 99.2

ChinaEdu Corporation

(the “Company”)

FORM OF P R O X Y

I/We*

of**

the holder of***                 shares in the Company

hereby appoint the Chairman of the Meeting****

or failing them,                                                            of

as [my/our] proxy to vote on [my/our] behalf at the annual general meeting of the Company (, and at any adjournment thereof) to be held on Wednesday, September 24, 2008, at 10:00 a.m. Beijing time, at 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District Beijing, People’s Republic of China 100007 to vote in respect of the resolutions as set out below and otherwise as my proxy sees fit:

		Please mark you votes as indicated in this example		☒

1.	To elect two directors to serve in accordance with the Articles of Association of the Company;	For	Against	Abstain

	1.1 To re-elect Shawn Ding as a director of the Company	☐	☐	☐

	1.2 To elect Tianwen Liu as a director of the Company	☐	☐	☐

2.	To approve the annual report, directors’ report and auditor’s report for the period ended December 31, 2007;	☐	☐	☐

3.	To appoint, and approve the remuneration of, Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008; and	☐	☐	☐

4.	In their discretion, the proxies are authorized to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.

Dated:

Signed by or on behalf of the above named

NOTES

*                                       Please insert name

**                                Please insert address

***                         Please insert the number of shares of the Company registered in your name

****                  If you do not wish the Chairman of the Meeting to be your proxy, please strike out this entry and complete the details of the person (name, address) you wish to appoint as your proxy in the immediately following line